SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 11, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces that Partner TV Service is expected to reach 50,000 subscribers during this month

PARTNER COMMUNICATIONS ANNOUNCES THAT
 PARTNER TV SERVICE IS EXPECTED TO REACH 50,000
 SUBSCRIBERS DURING THIS MONTH

ROSH HA'AYIN, Israel, January 11, 2018 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that the Company’s TV service, Partner TV, is expected to reach 50,000 subscribed households during this month.

For additional details regarding the Partner TV subscribers base, see the Company's press releases and immediate reports (on Form 6-K) dated October 25, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317002867/zk1720652.htm   or http://maya.tase.co.il/reports/details/1127866; on November 21, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317003213/zk1720820.htm or http://maya.tase.co.il/reports/details/1131801 and on December 17, 2017 at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891317003407/zk1720908.htm or http://maya.tase.co.il/reports/details/1136834

Forward-Looking Statements

This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements include the Company's expectations regarding the Company's expectation with respect to the scope of the expected recruitment of subscribers to the Company's TV service.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:

http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Ms. Sigal Tzadok Acting Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Sigal Tzadok
Name:	Sigal Tzadok
Title:	Acting Chief Financial Officer

Dated: January 11, 2018